OPTION AGREEMENT

BETWEEN

ALTIUS RESOURCES INC.

AND

0860132 B.C. LTD.

DATED the 2nd day of November, 2009

TABLE OF CONTENTS

1.	DEFINITIONS	1

2.	REPRESENTATIONS, WARRANTIES AND COVENANTS	4

3.	ASSOCIATION OF PARTIES	6

4.	THE OPTION	7

5.	EXPLORATION EXPENDITURES	8

6.	FINANCINGS	8

7.	CLOSING	9

8.	ACTIONS DURING INTERIM PERIOD	10

9.	OPERATOR	11

10.	ROYALTY	13

11.	BOARD REPRESENTATION AND SUPPORT	13

12.	RIGHT OF FIRST OFFER	14

13.	SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION	15

14.	NOTICES	15

15.	TERMINATION	16

16.	FORCE MAJEURE	17

17.	DEFAULT	18

18.	GENERAL	18

Schedules

Schedule A -	Description of Property

Schedule B -	Gross Sales Royalty

Schedule C -	Encumbrances

Schedule D -	Map of Western Labrador Iron Ore Mining District

THIS OPTION AGREEMENT is dated as of the 2nd day of November, 2009 (the “Execution Date”).

AMONG:

ALTIUS RESOURCES INC., a corporation having an office at Suite 202, Kenmount Business Center, 66 Kenmount Road, St. John’s, NL, A1B 3V7

(the “Company”)

AND:

0860132 B.C. LTD., a corporation having an office at Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

(“Optionee”)

W H E R E A S:

A.                                   The Company is a company incorporated pursuant to the laws of Newfoundland and Labrador and is a wholly-owned subsidiary of Altius Minerals Corporation, a company incorporated pursuant to the laws of Alberta and listed on the Toronto Stock Exchange.

C.                                     The Company is the registered, legal and beneficial holder of a 100% title and interest in certain mining claims in the western Labrador iron ore mining district, which claims are fully described in Schedule A attached hereto (the “Property”);

E.                                      The Company wishes to grant Optionee, or a permitted assignee of Optionee, the exclusive right and option to acquire a 100% title and interest in the Property and the parties wish to enter into this Agreement to provide for such right and option and other matters relating to the exploration and development of such mining claims.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the other of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.                                       DEFINITIONS

1.1                                                                                 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)                                  “Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in British Columbia or Newfoundland and Labrador;

(b)                                 “Closing Date” has the meaning given to such term in section 7.1;

(c)                                  “Equity Financing” means the sale or placement by Pubco, following the Closing Date, of shares or other equity interests of Pubco or of any options, warrants,

rights or interests exercisable for or convertible into shares or other equity interests of Pubco; for greater certainty, the definition “Equity Financing” does not include the exercise of any options granted under any of Pubco’s equity incentive or option plans or the exercise of any outstanding warrants of Pubco.

(d)                                 “Encumbrances” means all interests, mortgages, charges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or however arising and any rights or privileges capable of becoming any of the foregoing;

(e)                                  “Environmental Laws” means all applicable federal, provincial, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions, rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances;

(f)                                    “Exploration Expenditures” means the sum of adding (A) the aggregate amount of all direct costs, outlays and expenses reasonably spent or incurred by Optionee in accordance with good mineral industry practice in connection with the evaluation, exploration and development of the Property including without limitation, moneys expended in maintaining the Property in good standing and costs incurred in connection with complying with Environmental Laws, all costs relating to the securing of good relations with communities in the area surrounding the Property, including, without limitation, all costs associated with the negotiation and implementation of any impact and benefit agreement or access agreement and any services provided in aid of consultation between aboriginal people and governmental authorities relating to operations on the Property, all insurance costs, moneys expended in doing and filing assessment work, expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling, drifting, raising and other underground work, assaying and engineering, bulk sampling, environmental studies, data preparation and analysis, submissions to governmental authorities, all associated, non-recoverable sales taxes, paying the fees, wages, salaries, travelling expenses and fringe benefits, including, without limitation, medical and dental benefits provided by Optionee, of all persons engaged in work with respect to and for the benefit of the Property and (B) an amount for administration equal to 7.5% of all direct Exploration Expenditures which are incurred by Optionee in connection with the evaluation, exploration and development of the Property. For greater certainty Exploration Expenditures shall not include costs relating to the preparation of the technical report referred to in section 4.1, or the establishment, listing or promotion of Pubco.

(g)                                 “Interest” means the undivided beneficial percentage interest of a Party in the Property;

(h)                                 “Interim Period” means the period of time between the date of this Agreement and the Closing Date;

(i)                                     “Operator” means the Party acting as Operator with respect to the Property pursuant to this Agreement and the “Non-Operator” means the Party who is not the Operator;

(j)                                     “Party” means either of the Company or Optionee and their successors and permitted assigns and “Parties” means together, the Company and Optionee and their successors and permitted assigns;

(k)                                  “person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality);

(l)                                     “Property” means the mining claims described in Schedule A;

(m)                               “Pubco” has the meaning given to that term in section 4.2; and

(n)                                 “Royalty” has the meaning given to that term in section 10.1;

(o)                                 “Secondary Financing” has the meaning given to that term in section 6.3;

(p)                                 “Seed Financing Threshold” has the meaning given to that term in section 6.2; and

(q)                                 “Seed Financings” has the meaning given to that term in section 6.2.

1.2                                                                                 In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)                                  all references in this Agreement to “articles”, “sections” and other subdivisions or Schedules are to the designated articles, sections or other subdivisions or Schedules of or attached to this Agreement;

(b)                                 the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c)                                  the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d)                                 the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language is used with reference thereto);

(e)                                  the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e-mail;

(f)                                    any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g)                                 a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a “business day” shall refer to days on which banks are ordinarily open for business in St. John’s, Newfoundland and Labrador and Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in St. John’s, Newfoundland and Labrador or Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in St. John’s, Newfoundland and Labrador and Vancouver, British Columbia; and

(h)                                 all references to “$” or “dollars” are references to the lawful currency of the Canada.

2.                                       REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1                                                                                 The Company represents and warrants to Optionee that, as of the date of this Agreement:

(a)                                  it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms except that:

(i)      enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)     equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)    a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)    rights of indemnity and contribution hereunder may be limited under applicable law;

(b)                                 neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)                                  neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)                                 the Company is the legal, beneficial and registered owner of a 100% undivided interest in the Property free and clear of all Encumbrances and has the right to grant this option in the Property;

(e)                                  to the best of its knowledge there are no aboriginal rights or interests that are currently asserted in respect of the Property, but the Optionee acknowledges the uncertain and evolving status of aboriginal rights and land claims in Labrador and Quebec, which may affect the Property. With this exception, the Property is in good standing and no proceedings have been instituted to invalidate or assert an adverse claim or challenge against or to the ownership of title to the Property, nor is there any basis therefor, and no other person is entitled to an agreement or option to acquire or purchase the Property or any portion thereof, and no person has any royalty or other interest whatsoever in production from any part of the Property;

(f)                                    the Property has full and free legal access and there is no fact or condition which would result in the interference with or termination of such access; and

(g)                                 all work carried out, or caused to be carried out, on the Property by the Company has been carried out in compliance with all applicable laws, including Environmental Laws, and neither the Company, nor to its knowledge any person, has received any notice of any breach of any such laws, and it has no knowledge of any facts which would lead a well-informed operator in the mining industry to believe there are any environmental liabilities associated with the Property, and there are no environmental audits, evaluations, assessments or studies relating to the Property. The Optionee acknowledges that a portion of the Property is within a habitat management unit within the municipal boundaries of the Town of Labrador City and that work to be carried out must be compliant with all requirements applicable thereto.

2.2                                                                                 Optionee represents and warrants to the Company that as of the date of this Agreement:

(a)                                  it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms except that:

(i)      enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)     equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)    a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)    rights of indemnity and contribution hereunder may be limited under applicable law;

(b)                                 neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)                                  neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

2.3                                                                                 Optionee covenants with the Company to use reasonable commercial efforts to arrange for the shares of a listed company to be delivered to the Company in accordance with section 4.2 as soon as practicable.

2.4                                                                                 The representations, warranties and covenants herein set out are conditions on which the Parties have relied in entering into this Agreement and each of the Parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.  The representations and warranties set out herein shall survive for a period of two years following the Execution Date (the “Survival Period”).

3.                                       ASSOCIATION OF PARTIES

3.1                                                                                 Nothing contained in this Agreement will, except to the extent specifically authorized hereunder, be deemed to constitute a Party a partner, an agent or legal representative of the other Parties.  It is intended that this Agreement will not create the relationship of a partnership among the Parties and that no act done by any Party pursuant to the provisions hereof will operate to create such a relationship.

3.2                                                                                 Except as specifically provided hereunder:

(a)                                  each Party will be at liberty to engage, for its own account and without duty to account to the other Party, in any other business or activity outside the Property constituted hereby, including the ownership and operation of any other mining permits, licenses, claims and leases wherever located;

(b)                                 no Party will be under any fiduciary or other duty or obligation to the other Party which will prevent or impede such Party from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Parties hereunder outside of the Property; and

(c)                                  the legal doctrines of “corporate opportunity” or “business opportunity” sometimes applied to persons occupying a relationship similar to that of the Parties will not apply outside of the Property with respect to participation by any Party in any business activity or endeavour.

3.3                                                                                 Notwithstanding any other provisions of this Agreement, the Company shall be responsible for, and shall indemnify and hold Optionee harmless from, any claim or liability resulting from breaches of Environmental Laws in respect of the Property which were a result of the Company’s actions or inactions prior to the date of this Agreement. Notwithstanding any other provision of this Agreement, Optionee shall be responsible for, and shall indemnify and hold the Company harmless from any claim or liability resulting from breaches of Environmental Laws in respect of the Property which were a result of Optionee’s actions or inactions subsequent to the date of this Agreement and prior to the termination of this Agreement.

4.                                       THE OPTION

4.1                                                                                 The Company hereby grants to Optionee the exclusive right and option to acquire a 100% Interest in the Property, free and clear of all Encumbrances, in accordance with the terms of this Agreement (the “Option”). In connection with the grant of the Option, Optionee or its technical consultant shall have the right to enter onto and occupy the Property in order to conduct test work necessary for the preparation of a technical report on the Property and such other activity as is contemplated in this Agreement. The Option shall be exercisable by Optionee until the date which is 24 months from the Execution Date (the “Expiry Date”).

4.2                                                                                 In order for Optionee to exercise the Option and acquire a 100% interest in the Property it must (i) assign the Option to a company, acceptable to the Company acting reasonably, that has its shares listed on the Toronto Stock Exchange or the TSX Venture Exchange (“Pubco”) and whose management team and Board of Directors is acceptable to the Company at the time of assignment of the Option to Pubco, the recruitment of which shall be the responsibility of the Optionee, (ii) satisfy the Exploration Obligations set forth in section 5.1 and (iii) arrange for a number of shares of Pubco (the “Payment Shares”) to be delivered to the Company at closing, such that the number of the Payment Shares shall result in the Company owning 50% of the issued and outstanding capital of Pubco on a fully diluted basis calculated immediately following the time the Seed Financing Threshold is obtained.

4.3                                                                                 Upon Optionee assigning the Option, satisfying the Exploration Obligations and delivering the Payment Shares as set out in section 4.2, Optionee or its assignee will have been deemed to have exercised the Option and will be entitled to purchase the 100% Interest in the Property in accordance with the provisions of this Agreement.

4.4                                                                                 For greater certainty, the exercise of the option by the assignment of the option to Pubco, the satisfaction of the Exploration Obligations and the delivery of the Payment Shares pursuant to section 4.2 will be made at Optionee’s option only and accordingly are not firm and binding commitments of Optionee.

4.5                                                                                 Notwithstanding anything else contained in this Agreement, Optionee shall have the right to terminate this Agreement at any time upon written notice.  In the event of such termination, Optionee shall not be responsible for any issuances or deliveries of securities pursuant to this Agreement.

5.                                       EXPLORATION EXPENDITURES

5.1                                                                                 It is a condition of the closing that the Optionee will have, within a period of 12 months from the Execution Date, incurred cumulative Exploration Expenditures of at least $1,000,000 in connection with the exploration of the Property (the “Initial Exploration Obligation”) and will have, within a period of 24 months from the Execution Date, either (i) incurred cumulative Exploration Expenditures of at least $5,000,000 in connection with the exploration of the Property , or (ii) incurred cumulative Exploration Expenditures of at least $2,500,000 in connection with the exploration of the Property and paid in cash to the Company the difference between $5,000,000 and the actual Exploration Expenditures incurred by Optionee during such 24 month period (the “Final Exploration Obligation”) (the Initial Exploration Obligation and the Final Exploration Obligation being referred to collectively as the “Exploration Obligations”).

6.                                       FINANCINGS

6.1                                                                                 Upon the assignment of the option to Pubco, Optionee shall ensure that the Company is granted the option and the right, in the Company’s sole discretion, at any time that the Company beneficially owns at least 10% of the issued and outstanding shares of Pubco, to participate in any Equity Financing on a pro rata basis as determined by reference to the Company’s pro forma deemed ownership of shares in the capital of Pubco on a fully diluted basis, at the same price and the same terms and conditions as offered to other investors in such Equity Financing.  Pubco shall agree to provide the Company with written notice of any proposed Equity Financing at least ten Business Days prior to the closing of such Equity Financing.  Within ten Business Days after receiving such written notice from Pubco, the Company shall send written notice to the Optionee confirming whether the Company will be exercising the preemptive, pro rata right described in this section, which notice, if in the affirmative, shall include the number of shares of Pubco that the Company intends to acquire.  If the Company does not provide written notice by the end of such ten Business Day period, then the Company shall be deemed to have rejected its right to exercise the preemptive, pro rata right to acquire shares of Pubco as described in this section.

6.2                                                                                 Before the closing, Optionee will arrange for Pubco to conduct one or more equity financings (the “Seed Financings”) in an amount to be determined by Optionee based on Pubco’s capital needs and market conditions. The gross proceeds of the Seed Financings, combined with the cash held by Pubco prior to the first of the Seed Financings, will be at least $5,000,000 (the “Seed Financing Threshold”). The Seed Financings are subject to the approval of any stock exchange upon which the securities of Pubco are listed or to which an application for listing has been made.

6.3                                                                                 It is the intention of the Optionee to have Pubco conduct equity financings both prior and subsequent to the Closing Date to fund the obligations of this Agreement, and specifically a secondary financing following the Closing Date of at least $5,000,000 (the “Secondary Financing”). With the exception of the Payment Shares, any and all financings or issuances of securities convertible into common shares of Pubco subsequent to the time the Seed Financing Threshold is obtained, including the Secondary Financing, shall be at a price, or converted at a price, which is at least twice the price of the highest priced Seed Financing completed prior to the time that the Secondary Financing is complete. If Pubco does not complete a successful Secondary Financing of at least $5,000,000 within 12 months following the Closing Date, the Company shall have the option, exercisable within 60 days following the expiry of the 12 month period, to re-purchase from Pubco the entire 100% interest in the Property, free and clear of all Encumbrances, by a cash payment to Pubco of $2,500,000. The Secondary Financings are subject to the approval of any stock exchange upon which the securities of Pubco are listed or to which an application for listing has been made.

7.                                       CLOSING

7.1                                                                                 The closing shall take place at 10:00 a.m. Vancouver time on the day selected by the Optionee following the satisfaction by the Optionee of the conditions for the exercise of the option set forth in section 4.2, or at such other time and date as may be agreed (the “Closing Date”). The Closing Date shall occur on or before the Expiry Date.

7.2                                                                                 At closing, the Company shall deliver or cause to be delivered to Pubco the following documents:

(a)                                  a certificate of a senior officer of the Company (without personal liability) dated as of closing certifying that representations and warranties of the Company contained herein are true and correct in all material respects as of the date made and, to the extent applicable (but only for the balance of the Survival Period), as of the Closing Date and that all covenants contained in the Agreement have been performed;

(b)                                 a form of document satisfactory to Pubco and duly executed by the Company for the transfer of a 100% Interest in the Property to Pubco pursuant to Section 85 of the Income Tax Act (Canada) (the “ITA”), the intention being that such transfer shall be without a tax cost to the Company, or in an alternate manner acceptable to the Company in order to accomplish such objective; and

(c)                                  all documents, data, maps, books, records, results and other materials related to the Property.

7.3                                                                                 At closing, Pubco shall deliver or cause to be delivered to the Company the following documents and payments:

(a)                                  a certificate of a senior officer of Pubco (without personal liability) dated as of the closing certifying that the representations and warranties of the Optionee contained herein are true and correct in all material respects as of the date made and are true and correct in respect of Pubco as of the Closing Date and that all covenants contained in this Agreement have been performed;

(b)                                 the Royalty described in Schedule B;

(c)                                  if the transfer of the Property is being made pursuant to Section 85 of the ITA, such elections or other documentation as counsel to the Company advises in order to comply with the ITA and ensure that the transfer is without a tax cost to the Company;

(d)                                 an agreement of Pubco reflecting the option set forth in section 6.1; and

(e)                                  certificates representing the Payment Shares.

7.4                                                                                 The Company hereby acknowledges that the issuance of the Payment Shares is subject to applicable securities laws and the rules and policies of the stock exchange on which such Payment Shares are listed.  In particular, the Payment Shares will have a legend indicating that the Payment Shares may not be transferred or sold for a period of four months and one day from closing.  The Company agrees to comply with any customary escrow or resale restrictions that may be imposed by the Toronto Stock Exchange, TSX Venture Exchange, or any applicable securities laws with respect to any Pubco securities that may be held by the Company.

8.                                       ACTIONS DURING INTERIM PERIOD

8.1                                                                                 During the Interim Period, the Company shall, subject to the activities of Optionee contemplated hereunder, hold the Property in the ordinary course of business and in compliance with all applicable law.

8.2                                                                                 In connection with the work to be conducted by the Optionee during the Interim Period, which shall be limited to work carried out pursuant to Section 4.1 or otherwise as agreed in writing between the parties, should it be necessary for permitting purposes that the Optionee hold legal title to the Property or should the Company give notice to the Optionee that in order for such work to be conducted it desires the title to the Property to be transferred, the Company will transfer legal (but not beneficial) title to the Property either to the Optionee or to a trustee acceptable to the Company, on such trust conditions and terms as are acceptable to the Company.

8.3                                                                                 During the Interim Period the Company shall not:

(a)                                  dispose of, grant any interest in or encumber any of the Property;

(b)                                 enter into any contract or any other transaction that could materially affect the Property, except with the prior written consent of Optionee;

(c)                                  terminate, cancel, modify or amend in any respect any contract related to the Property or take or fail to take any action that would entitle any party to a contract related to the Property to terminate, modify, cancel or amend such contract; or

(d)                                 agree, commit or enter into any understanding to take any action set out in paragraphs (a), (b) or (c) of this section 8.3.

8.4                                                                                 During the Interim Period and up to and including the Closing Date, the Company shall provide Optionee with all information and documents reasonably required in order to allow Optionee to carry out its due diligence investigation on the Property.

9.                                       OPERATOR

9.1                                                                                 After the Execution Date, Optionee or Pubco as the case may be, will be the Operator during the term of this Agreement. Upon the earlier of the Closing Date or the termination of this Agreement, the rights and obligations of Optionee, Pubco and the Company under this Section 9 will terminate.

9.2                                                                                 After the Execution Date, Optionee or Pubco as the case may be, shall be solely responsible for funding any costs associated with exploration, development or production costs up until the termination of this Agreement.

9.3                                                                                 The Operator of the Property will have full authority to do everything necessary or desirable in accordance with good mining practice in connection with the day-to-day exploration, development or operation of the Property or the applicable part thereof.

9.4                                                                                 Without limiting the generality of section 9.3, the Operator shall have the following duties and obligations, all of which shall be at the sole cost of the Operator:

(a)                                  to manage, direct and control all exploration, development and production operations in, on and under the Property, in a prudent and workmanlike manner, and in compliance with all applicable laws, rules, orders and regulations of Newfoundland and Labrador and applicable federal laws, including Environmental Laws, and to provide a healthy and safe workplace and working environment for its employees and contractors;

(b)                                 to secure, maintain and comply with all permits required to be maintained under applicable laws, rules, orders and regulations, including mineral exploration, provincial, municipal and environmental permits;

(c)                                  to provide to the Company for each month during which any exploration, development or production costs have been incurred written progress reports showing the work carried out and the results obtained, and, consistent with applicable securities laws, an immediate report of any significant results or discovery;

(d)                                 to provide the Company, upon request, with copies of all sample location maps, drillhole assay logs, assay results and other technical data, including technical reports, compiled by or on behalf of the Operator with respect to the Property;

(e)                                  to perform its duties and obligations in a manner consistent with good exploration and mining practices;

(f)                                    to maintain the Property in good standing, including the payment of all taxes and maintenance charges;

(g)                                 to provide administrative and technical assistance and facilities necessary to support the exploration activities;

(h)                                 to transact, undertake and perform all necessary transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or thing undertaken on behalf of the Parties but in the Operator’s name only;

(i)                                     to permit each Party or its representatives duly appointed in writing, at its own expense and risk, access to the Property, and all data derived from carrying out work hereunder;

(j)                                     to arrange for and maintain workers’ compensation or equivalent coverage for all eligible employees engaged by it in accordance with local statutory requirements;

(k)                                  to obtain, maintain and keep in force during the term of this Agreement the following insurance coverage (and to provide the Company with a certificate of insurance which shows the Company as a named insured on the policy):

(i)                  commercial general liability insurance coverage against third party claims for bodily injury and property damage arising from the operations of Operator with a limit of $5 million; and

(ii)               statutory insurance coverage and $2 million of automobile liability insurance coverage on any licensed vehicles on the Property,

and to provide 30 days written notice to the Company prior to cancelling any such insurance; and

(l)                                     to take all action and precautions reasonably necessary to protect and secure the Property and in particular, without limiting the foregoing, store all drill core at a suitable facility.

9.5                                                                                 In carrying out its exploration activities and incurring exploration, development and production costs on the Property, Optionee or Pubco as the case may be, shall maintain in good standing all mineral licences and mining leases comprising the Property by the payment of all taxes and rentals and the performance of all other actions which may be necessary in that regard and to keep such mineral licences and mining leases free and clear of all liens and other charges arising from Optionee’s activities thereon except those at the time contested in good faith by Optionee.

10.                                 ROYALTY

10.1                                                                           Upon Pubco acquiring a 100% Interest in the Property free and clear of all Encumbrances, Pubco shall grant to the Company a 3% gross sales royalty as described in Schedule B (the “Royalty”). Pubco shall also grant to the Company a 3% gross sales royalty as described in Schedule B on any Property Interest acquired by Pubco under Article 12.

11.                                 BOARD REPRESENTATION AND SUPPORT

11.1                                                                           Optionee will arrange for Pubco to have a maximum of eight directors and Optionee will arrange for the Company to have the right to nominate qualified individuals, who are acceptable to the Optionee acting reasonably, to serve on the Board of Directors of Pubco as follows:

(a)                                  while the Company holds common shares in Pubco which, in the aggregate, exceed ten (10%) of the common shares of Pubco issued and outstanding, one nominee; and

(b)                                 while the Company holds common shares in Pubco which, in the aggregate, exceed ten (20%) of the common shares of Pubco issued and outstanding, three nominees,

and the Optionee will arrange for the management of Pubco to use commercially reasonable efforts to cause such nominee(s) to be elected to the Board of

Directors of Pubco as soon as practicable after such nomination is received by Pubco; provided, however, that the one of the nominees of the Company for the 12 months following the Closing Date must be Brian Dalton.

12.                                 RIGHT OF FIRST OFFER

12.1                                                                           For a period of two years from the date of this Agreement, if the Company or an affiliate of the Company wishes to make a sale, assignment, conveyance, transfer or other disposition (a “Sale”) of any interest or right in any claims, permits or other property interests (“Property Interests”) of the Company or an affiliate which are all or partly within the western Labrador iron ore mining district as is detailed in the Map attached as Schedule D hereto, except a Sale to an affiliate, the Company will first make an offer in writing (an “Offer”) to Optionee to sell all or a part of the Property Interests as may be specified in the Offer (the “Offered Interest”) at the price and on the terms specified therein.  Property Interests of the Company or its affiliates which are subject to this Article 12 shall not include the Royalty, any Property Interest in which the principal commodity being investigated by the Company or its affiliates is not iron ore, or any Property Interest which is or may become subject to an agreement between the Company and Kennecott Canada Exploration Inc. dated December 9, 2008.

12.2                                                                           Optionee shall have the option, exercisable within 30 days after receipt of the Offer (the “Offer Period”), to accept the Offer to purchase all but not less than all of the Property Interests described in the Offer. If Optionee does not send a written notice to the Company within the Offer Period accepting or rejecting the Offer, Optionee shall be deemed to have rejected the Offer.

12.3                                                                           If Optionee accepts the Offer within the Offer Period:

(a)                                  Optionee and the Company shall use commercially reasonable efforts to ensure that the transaction of purchase and sale contemplated by the Offer is consummated within 30 days of such acceptance; if such transaction is not consummated by the end of such 30 day period, Optionee will be deemed to have rejected the Offer and section 12.4 shall apply; and

(b)                                 the purchase agreement to be entered into between Optionee and the Company shall contain representations and warranties and related indemnities relating only to capacity of the Parties, validity of the agreement, enforceability of the agreement and title to the Property Interests.

12.4                                                                           If Optionee rejects or is deemed to reject the Offer, then the Company shall be entitled to sell, assign, convey, transfer or otherwise dispose of the Property Interests described in the Offer to any other person, on terms not more favourable to such person than those contained in the Offer for a period of 180 days from the end of the Offer Period, provided that if no Sale is completed within such 180 day period, then the Company must again comply with the provisions of this section 12 in connection with any Sale of the Offered Interest.

13.                                 SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

13.1                                                                           No Party will make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Parties which consent shall not be unreasonably withheld.  The Party making such disclosure will consult with the other Parties prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within two business days.  If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

13.2                                                                           The Parties further agree that this Agreement will not be provided to any third party or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (in which case the Party being compelled to disclose such information shall to the extent practical give the other Party an opportunity to review and provide reasonable comments on the disclosure), or with the written consent of the other Party, such consent not to be unreasonably withheld.

13.3                                                                           Consent to disclosure of information pursuant to section 13 will not be unreasonably withheld where a Party wishes to disclose any such information to a third party for the purpose of arranging financing, entering into a corporate transaction or for the purpose of selling its Interest or its rights as contemplated in this Agreement, provided that such third party first enters into a written agreement with the other Party that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Party acting reasonably.

14.                                 NOTICES

14.1                                                                           Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a)                                  If to the Company at:

Altius Resources Inc.
Suite 202, Kenmount Business Center
66 Kenmount Road
St. John’s, NL
A1B 3V7 Canada

Attention: Chad Wells
Facsimile No.: (709) 576-3441

(b)                                 If to Optionee at:

0860132 B.C. Ltd.
Suite 1240, 1140 West Pender Street
Vancouver, BC
V6E 4G1

Attention:  Mark Morabito

Facsimile No.: 604 681-8039

14.2                                                                           Any notice, direction or other instrument will:

(a)                                  if delivered, be deemed to have been given and received on the day it was delivered; and

(b)                                 if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

14.3                                                                           A party may at any time give to the other parties notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

15.                                 TERMINATION

15.1                                                                           Other than the provisions of this Agreement which explicitly survive termination, this Agreement will terminate upon the occurrence of the earliest of:

(a)                                  the written agreement by the Parties to terminate;

(b)                                 the failure by Optionee to fulfill the Initial Exploration Obligation within a period of 12 months from the Execution Date;

(c)                                  the failure by Optionee to fulfill the Final Exploration Obligation on or prior to the Expiry Date;

(d)                                 if the Optionee becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, seeks protection or relief under the Companies Creditors Arrangement Act (Canada) or under any bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal, consents to or acquiesces in the appointment of a trustee, receiver and manager, interim receiver, custodian or other person with similar powers of itself or of all or any substantial portion of its assets;

(e)                                  prior to the Closing Date, a material failure of the Optionee to comply with applicable federal, provincial, municipal or local laws, statutes, ordinances, by-laws or regulations, or any orders, directives or decisions rendered by any ministry, department or administrative or regulatory agency, which failure is not cured or rectified within any applicable grace or cure period granted under such laws or by such authority; and

(f)                                    Optionee’s termination of this Agreement pursuant to section 4.5.

Upon termination, the option expires and this Agreement shall be of no further force and effect and neither the Optionee nor Pubco shall have any interest in the Property.  The Optionee or Pubco, as the case may be, shall leave the Property in good standing with respect to the filing of assessment work for a period of 180 days from the date of termination, free and clear of all liens, charges and encumbrances arising from operations, hereunder and in good standing with respect to all applicable environmental, safety and other statutory rules, regulations and orders arising from or applicable to work done on the Property by the Optionee or Pubco.

16.                                 FORCE MAJEURE

16.1                         Except for the obligations of Optionee set forth in Article 4 (The Option) and Article 6 (Financings), which shall not be subject to suspension except by mutual agreement of the Parties, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonably acceptable terms any public or private licence, permit or other authorisation; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of Environmental Laws; action or inaction by any federal, provincial or local agency that delays or prevents the issuance or granting of any approval or authorisation required to conduct operations beyond the reasonable expectations of the Party seeking the approval or authorisation; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife, terrorism, insurrection or rebellion; fire, explosion, earthquake; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; actions by native rights groups, environmental groups, or other similar special interest groups; or any other cause whether similar or dissimilar to the foregoing (an “Intervening Event”).

16.2                                                                           A Party relying on the provisions of section 16.1 will promptly give written notice to the other Party of the particulars of the Intervening Event and all applicable time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

16.3                                                                           A Party relying on the provisions of section 16.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable.  A Party relying on the provisions of section 16.1 will give written notice to the other Party as soon as such Intervening Event ceases to exist.

17.                                 DEFAULT

17.1                                                                           Notwithstanding anything in this Agreement to the contrary, except for the obligations of Optionee set forth in Article 4 (The Option) and Article 6 (Financings), which shall not require a notice of default, if any Party (a “Defaulting Party”) is in default of any requirement herein set forth the Party or Parties affected by such default will give written notice to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of the first notice of default by an affected Party the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected Party will be entitled to seek any remedy it may have on account of such default including terminating this Agreement and/or seeking the remedies of specific performance, injunction or damages.

18.                                 GENERAL

18.1                                                                           The Parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

18.2                                                                          Upon the assignment of this option to Pubco as contemplated by Section 4.2, all terms of this Agreement for the benefit of Pubco or to which Pubco is intended to be bound shall be set forth in an agreement to such effect entered into between Pubco and the Company.

18.3                                                                           Time is of the essence in the performance of this Agreement.

18.4                                                                           The Company may assign this agreement to any person provided that such assignee executes an agreement assuming all obligations of the Company hereunder. Unless with the consent of the Company, this Agreement may not be assigned by the Optionee except to Pubco upon the terms set forth herein.

18.5                                                                           This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

18.6                                                                           This Agreement (including the Schedules thereto) constitutes the entire agreement between the Parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

18.7                                                                           This Agreement will be governed by and construed according to the laws of Newfoundland and Labrador and the federal laws of Canada applicable therein.

18.8                                                                           This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

18.9                                                                           This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ALTIUS RESOURCES INC.

By:	“Brian Dalton
Name: Brian Dalton
Title: President & Chief Executive Officer

0860132 B.C. LTD.

By:	“Mark Morabito”
Name: Mark Morabito
Title: President

SCHEDULE A

Description of Property

Labrador Claims

Licence	Claims	Sq Km	Hectares	NTS Areas	Issuance Date	Renewal Date	Report Due
015980M	191	47.8	4775	23B14 23B15	Dec 29, 2004	Dec 29, 2009	March 1, 2010

Quebec Claims

Licence	Area	Map Sheet	Registration Date	Expiry Date	Designation Date	Work Necessary for Renewal	Required Fees for Renewal
CDC2156611	25.03	23B14	2008/05/29	2010/05/28	2008/03/27	$120.00	$96.00
CDC2156609	45.31	23B14	2008/05/29	2010/05/28	2008/03/27	$135.00	$107.00
CDC2156607	49.40	23B14	2008/05/29	2010/05/28	2008/03/27	$135.00	$107.00
CDC2156610	3.50	23B14	2008/05/29	2010/05/28	2008/03/27	$48.00	$26.00
CDC2156608	4.22	23B14	2008/05/29	2010/05/28	2008/03/27	$48.00	$26.00

N
Quebec
Labrador
650,000mE
Labrador City
Wabush
015980M
0 5 10
kilometres

Map Area

Legend

- Altius Kamistiatusset Labrador License
- Altius Kamistiatusset Quebec Claims
- Kennecott Licenses
- Other Licenses

SOUTHWEST LABRADOR IRON ORE PROPERTY

Altius Kamistiatusset Property Location Map

Drawn: LP	NTS: 23 B/23 G	Figure 1
Scale: 1:400,000	DATUM NAD27	Date: Sept 2009

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SCHEDULE B

ROYALTY SCHEDULE

1.                                      Definitions and Interpretation

1.1                                 In this Royalty Schedule, except as otherwise expressly provided, or unless the context otherwise requires:

1.1.1                        “Affiliate” means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a Party.  The term “control” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.1.2                        “Deemed Receipts” shall mean the following:

1.1.2.1               Where Optionee or its Affiliates produce or have produced any Refined Products through any smelting or refining arrangements or any other transactions that result in the return to, or credit to the account of, Optionee or its Affiliates of:

A.           refined copper meeting the good delivery requirements of the London Metal Exchange (“LME”) for Grade “A” Copper Cathode or High Grade Copper meeting the COMEX division of the New York Mercantile Exchange (“COMEX”) requirements for delivery (each, “Refined Copper”);

B.             fine gold bullion of .995 or better (“Gold Bullion”);

C.             silver bullion of .9995 or better (“Silver Bullion”); and/or

D.            other Products produced from Intermediate Products through subsequent smelting and/or refining and the outturned metal from which meets the relevant specifications for Refined Products that have prices regularly quoted on the London Metals Exchange (“Other Refined Products”) and in each case produced from Raw Products and/or Intermediate Products produced from the Property;

then notwithstanding anything in this Agreement to the contrary, the term “Deemed Receipts” for such Refined Products shall be deemed to mean the net number of pounds avoirdupois of Refined Copper and/or troy ounces of Gold Bullion and/or Silver Bullion, and/or net number of pounds avoirdupois or other relevant unit of measure for Other Refined Products, as the case may be, returned to, or credited to the account of, Optionee or its Affiliates by the applicable smelter, refinery or other treatment facility in a calendar quarter, multiplied by:

E.              for Refined Copper, the average of the LME Settlement Price for Grade “A” Copper Cathode in the case of return of LME Grade “A” Copper Cathode or of the COMEX most nearby spot price in the case of return of COMEX High Grade Copper or the equivalent, in each case for the calendar quarter in which such Refined Copper is returned or credited to the account of Optionee or its Affiliates by such smelter, refinery or other treatment facility;

F.              for Gold Bullion, the average London Bullion Market Association P.M. Gold Fixing for the calendar quarter in which such bullion is so returned or credited;

G.             for Silver Bullion, the average London Bullion Market Association Silver Fixing for the calendar quarter in which such bullion is so returned or credited; and

H.            for Other Refined Products, the average London Metals Exchange prices for such Other Refined Product for the calendar quarter in which such Other Refined Product is so returned or credited.

In the event of any insurance proceeds payable to Optionee or its Affiliates for any loss or damage to the Intermediate Products prior to receipt at the relevant refinery, smelter or other treatment facility, such insurance proceeds shall be included as revenue in lieu of Deemed Receipts to the extent of such proceeds.

1.1.2.2   The average price for the calendar quarter shall be determined by dividing the sum of all daily prices posted during the relevant calendar quarter by the number of days that prices were posted.  The posted price shall be obtained, in the case of LME Grade “A” copper cathode or COMEX Grade Copper, or Other Refined Products, from Platt’s Metals Price Alert, Metals Week Monthly Averages for the applicable period or Metals Bulletin, but corrected to the official quotations of COMEX or the London Metal Exchange in the event of printing errors, and for other prices, The Wall Street Journal, Reuters, or other reliable source selected by Optionee.

1.1.2.3   If the LME Settlement Price for Grade “A” Copper Cathode, or the COMEX most nearby spot price for High Grade Copper, the London Bullion Brokers P.M. Gold Fixing or the London Bullion Brokers Silver Fixing, or other relevant LME prices, as the case may be, ceases to be published, the Parties shall agree upon a similar alternative method for determining the average daily spot market price for Refined Copper, Gold Bullion or Silver Bullion, or Other Refined Products, as the case may be, or upon failure to so agree, the average of the daily LME settlement prices during such period, as reasonably determined by Optionee, shall be used.

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In the case where an Intermediate Product is distributed to an Affiliate of Optionee and such Intermediate Product is converted by such Affiliate or a third Person on behalf of such Affiliate to a Refined Product meeting the standards for determining Deemed Receipts as set forth in this Section, then for purposes of calculating Deemed Receipts such Refined Product shall be deemed produced, and the Deemed Receipts received, by Optionee in the calendar quarter in which the Refined Product is made available to the Affiliate by the smelter or refinery.

1.1.3                        “GAAP” shall mean Canadian generally accepted accounting principles.

1.1.4                        “Intermediate Products” shall mean concentrates (including without limitation iron ore concentrate, leachates, precipitates, and other concentrates), iron ore pellets, doré, and other intermediate products, if any, produced from Raw Products, but shall not include cathode or Other Refined Products.

1.1.5                        “industrial minerals” means any naturally-occurring rock or mineral of economic value, excluding Products. Industrial minerals shall not include any material mined from the Property for use by Optionee for roads, foundations, concrete or other construction or industrial uses on or relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property; provided that any such material which is used by Optionee in the iron ore pelletization process shall be included in industrial minerals.

1.1.6                        “iron ore pellets” shall mean a product obtained by pelletizing iron ore or iron ore concentrates, suitable for iron making in blast furnaces.

1.1.7                        “Option Agreement” means the Option Agreement to which this Royalty Schedule is attached as a schedule.

1.1.8                        “Physical Product Receipts” means, if Raw Products or Intermediate Products are sold by Optionee to a smelter, refinery, pelletization facility or other purchaser, the amounts paid to Optionee from such sale.

1.1.9                        “Products” shall mean Raw Products, Intermediate Products and Refined Products produced, sold, delivered and shipped from the Property.  Products shall not include any material mined from the Property for use by Optionee for roads, foundations, concrete or other construction or industrial uses on or relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property.

1.1.10                  “Raw Products” shall mean ore including without limitation iron ore produced from the Property in the form of run of mine ore, direct shipment ore and other similar crude or raw ore produced from the Property without further processing other than crushing.

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1.1.11                  “Refined Products” shall mean Gold Bullion, Silver Bullion, cathode and other Refined Copper, and Other Refined Products produced from Intermediate Products through refining and/or smelting or equivalent treatment operations.

1.1.12                  “Receipts” shall be the sum of Physical Product Receipts and Deemed Receipts for the applicable calendar quarter.

1.1.13                  “Royalty” has the meaning assigned to it in section 2.1.

1.1.14                  “Royalty Percentage” means the percentage determined in accordance with Section 10 of the Option Agreement.

2.                                      Royalty

2.1                                 Optionee hereby agrees to pay to the Company a gross sales royalty (in this Royalty Schedule, the “Royalty”) in perpetuity equal to the Royalty Percentage multiplied by the Receipts.

3.                                      Computation and Payment

3.1                                 Royalty.  To compute the Royalty, Optionee shall multiply the Receipts by the Royalty Percentage for the calendar quarter.

3.2                                 Payments.  When Royalty payments are due and owing, Optionee shall pay to the Company the amount due within 45 days after the end of the calendar quarter for which such computation is made, and shall deliver with such payment a copy of the calculations used in connection with such payment.  Any overpayments or underpayments shall be corrected in the next calendar quarter following determination of such adjustment. All payments shall be made by bank cheque delivered to the address of the Company or via wire payment to the account of the Company.

3.3                                 Exceptions.  All Royalty payments shall be considered final and in full satisfaction of all obligations of Optionee with respect thereto, unless the Company gives Optionee written notice describing and setting forth a specific objection to the calculation thereof within twelve months after receipt by the Company of the statement herein provided for.  If the Company objects to a particular statement as herein provided, the Company shall, for a period of 30 days after Optionee’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have Optionee’s accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant acceptable to the Company and to Optionee.  If such audit determines that there has been a deficiency or an excess in the payment made to the Company such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder.  The Company shall pay all costs of such audit unless a deficiency of more than 10% of the amount due is determined to exist.  Optionee on its own account and not for the Joint Venture shall pay the costs of such audit if a deficiency of more than 10% of the amount due is determined to exist.  All books and records used by Optionee to calculate the Royalty shall be kept in accordance with GAAP.  Failure on the part of the Company to

4

make claim on Optionee for adjustment in such twelve month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

3.4                                 Trading Activities.  All profits and losses resulting from Optionee engaging in any commodity futures trading, option trading, metals trading, gold loans or any combination thereof, and any other hedging transactions with respect to mineral products (collectively, “Hedging Transactions”) are specifically excluded from calculations of the Royalty, it being understood by the parties that Optionee may engage in speculative hedging trading activities for its own account. All Hedging Transactions by Optionee and all profits or losses associated therewith, if any, shall be solely for Optionee’s account, irrespective of whether or not mineral products are delivered in fulfilment of such obligations.

3.5                                 Accounting Principles.  All computations under this Agreement shall be determined in accordance with GAAP as applied by Optionee.

3.6                                 Withholding.  Optionee may deduct and withhold from payments due to the Company hereunder such amounts as may be required by the Mineral and Mining Rights Tax Act, 2002, S.N.L. 2002, c. M-16.1 and Regulations thereunder as the same may be amended from time to time or other applicable legislation.

4.                                      Commingling

4.1                                 Optionee shall have the right to commingle ore, concentrates, minerals and other material mined and removed from the Property from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and property; provided, however, that Optionee shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling.  In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, Optionee may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on the Company.

5.                                      No Implied Covenants

5.1                                 No Implied Covenants.  There are no implied covenants or duties on the part of Optionee to the Company, whether relating to the exploration, development or mining of the Property, the marketing or sale of Products or otherwise. Without limiting the generality of the foregoing, Optionee is not under any obligation to explore, develop or produce Products from the Property or to continue production once commenced and Optionee has the unfettered right to suspend, curtail or terminate any such operation or activity as it in its sole discretion may determine.

5.2                                 No Fiduciary Duties.  Nothing herein shall be construed to create, expressly or by implication, a fiduciary relationship or a partnership between Optionee and the Company.

5

6.                                      Change In Ownership

6.1                                 No change or division in the ownership of the Royalty, however accomplished, shall enlarge the obligations or diminish the rights of Optionee.  The Company covenants that any change in ownership of the Royalty shall be accomplished in such a manner that Optionee shall be required to make payments and give notice to no more than one person, and upon breach of this covenant, Optionee may retain all payments otherwise due in escrow until the breach has been cured.

7.                                      Nature of Royalty

7.1                                 If and to the extent permitted under applicable law, the Royalty creates a direct real property interest in the Property and constitutes a covenant running with the Property. Any expense associated with establishing, registering or perfecting the Royalty as a real property interest shall be for the account of the Payee.

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SCHEDULE C

Encumbrances

1.               The Royalty described in section 10 and Schedule B.

SCHEDULE D

Map of Western Labrador Iron Ore Mining District

See attached

N
Shefferville
Menihek
Quebec
Twin Falls
Labrador City
Wabush
Kamistaitussett Property
Map Area
Legend
Altius Kamistiatusset Property
Other Altius Licenses
Other Licenses
Area of Interest for Right of First Refusal
Sokoman and Wishart Formations
WESTERN LABRADOR
IRON ORE DISTRICT
Area of Interest
for Right of First Refusal
Drawn: LP
NTS: 23 B/23 G
Figure 2
Scale: 1:400,000
DATUM NAD27
Date: Sept 2009